UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CREXUS INVESTMENT CORP.
(Name of Subject Company)

CREXUS INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

226553105
(CUSIP Number of Class of Securities)

Kevin Riordan
Chief Executive Officer and President
CreXus Investment Corp.
1211 Avenue of the Americas
Suite 2902
New York, New York 10036
(646) 829-0160

With copies to:

Gilbert G. Menna
John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CreXus Investment Corp., a Maryland corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 1211 Avenue of the Americas, Suite 2902, New York, New York 10036. The Company’s telephone number at such address is (646) 829-0160.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (each, a “Share”). As of March 15, 2013, there were 76,630,528 Shares issued and outstanding and no Shares issuable upon the exercise of outstanding options.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by CXS Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of Annaly Capital Management, Inc., a Maryland corporation (“Annaly” and together with Acquisition, the “Offerors”), to purchase all of the issued and outstanding Shares at a purchase price of $13.00 per Share, plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Acquisition. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on March 18, 2013. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 30, 2013 (as amended or modified from to time, the “Merger Agreement”), among the Company, Annaly and Acquisition. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Acquisition will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Annaly (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Annaly, Acquisition or any of their wholly-owned subsidiaries and (ii) Shares owned by the Company or any of its wholly-owned subsidiaries) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest.

The Offer is initially scheduled to expire at 5:00 p.m., New York City time on April 16, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is 1211 Avenue of the Americas, Suite 2902, New York, New York 10036, and the telephone number at such principal offices is (212) 696-0100. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.crexusinvestment.com.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates.

The Company is externally managed by Fixed Income Discount Advisory Company, which we refer to as FIDAC or the Company’s Manager. FIDAC is a wholly-owned subsidiary of Annaly.

Merger Agreement.

On January 30, 2013, the Company, Annaly and Acquisition entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 6—“Summary of the Merger Agreement and Other Agreements—Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Annaly. None of the holders of Shares, holders of shares of Annaly or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Acquisition, Annaly or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Representation on the Board.

At this time, Annaly has advised the Company that it does not intend to request the appointment of any new directors of the Company prior to the Effective Time, pursuant to its right under the Merger Agreement.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors may have financial interests and inducements related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board and the Special Committee were aware of these potentially differing interests and inducements and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Equity Awards.

Treatment of Shares.

The Company’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company stockholders who tender Shares.

The following table sets forth, as of March 15, 2013, based upon the Offer Price and assuming an Effective Time of April 16, 2013, the approximate cash consideration that each of the directors and executive officers of the Company would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition.

Name	Number of Shares	Cash Consideration for Shares
Kevin Riordan	17,041	$222,421
Jeffrey Conti	7,271	94,902
Robert Karner	65,000	848,384
Robert Restrick	—	—
Daniel Wickey	750	9,790
Patrick Corcoran	8,000	104,417
Robert Eastep	7,553	98,583
Ronald Kazel	25,175	328,586
Nancy Jo Kuenstner	11,000	143,573

Treatment of Company Stock Options.

As of March 14, 2012, there were no outstanding options held by the Company’s directors and executive officers.

Treatment of Company Deferred Stock Unit Awards.

The following table sets forth, as of March 15, 2013, based upon the Offer Price and assuming an Effective Time of April 16, 2013, the approximate cash consideration that each of the Company’s directors and executive officers would be entitled to receive in exchange for cancellation of his or her Deferred Stock Unit Awards.

Name	Number of Shares Subject to Deferred Stock Unit Awards	Cash Consideration for Deferred Stock Unit Awards
Kevin Riordan	—	$—
Jeffrey Conti	—	—
Robert Karner	—	—
Robert Restrick	—	—
Daniel Wickey	—	—
Patrick Corcoran	3,472	45,317
Robert Eastep	3,472	45,317
Ronald Kazel	—	—
Nancy Jo Kuenstner	3,472	45,317

The following table sets forth the approximate amount of the aggregate payments, based upon the Offer Price and assuming an Effective Time of April 16, 2013, that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement as a result of their equity interests held as of March 15, 2013. The table does not include any “change in control” payments to the executive officers upon completion of the Offer and payments if the executive officers are terminated in connection with the Offer.

Name	Cash Consideration for Shares	Cash Consideration for Stock Options	Cash Consideration for Deferred Stock Unit Awards	Total Cash Consideration under Merger Agreement
Kevin Riordan	$222,421	$—	$—	$222,374
Jeffrey Conti	94,902	—	—	94,882
Robert Karner	848,384	—	—	848,206
Robert Restrick	—	—	—	—
Daniel Wickey	9,790	—	—	9,787
Patrick Corcoran	104,417	—	45,308	149,734
Robert Eastep	98,583	—	45,308	143,899
Ronald Kazel	328,586	—	—	328,517
Nancy Jo Kuenstner	143,573	—	45,308	188,890

Severance and Employment Agreements.

The Company does not have any employment or severance agreements with its executive officers and is not obligated to make any payments to them upon termination of employment.

Employee Matters Following Closing.

Annaly will have no obligation and the Company will take no action that would have the effect of requiring Annaly or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person.

The Company has no employees and is managed by FIDAC, and FIDAC is 100% owned by Annaly. As a result, the Company’s current management are all employees of FIDAC or Annaly.

Indemnification; Directors’ and Officers’ Insurance.

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. The Merger Agreement provides that the Company shall maintain its officers’ and directors’ liability insurance policies, in effect on the date of the Merger Agreement (the “D&O Insurance”), for a period of not less than six years thereafter, but only with respect to matters which occur on or prior to the Effective Date. The Company may cause coverage to be extended by obtaining a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 350% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 350% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of the Company resulting from the Merger by each officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction thereunder.

Continuing Directors.

The Merger Agreement provides that, until the Effective Time, the existing directors will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Special Committee and the Board.

Recommendation of the Special Committee

At a meeting held on January 30, 2013, the Special Committee unanimously:

(i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, are advisable and in the best interests of, and procedurally and substantively fair to, the Company’s stockholders other than Annaly and its affiliates;

(ii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

(iii) recommended the approval of the Offer, the Merger and the Merger Agreement by the Board.

Recommendation of the Board

At a meeting held on January 30, 2013, upon the recommendation of the Special Committee, the Board, with two directors abstaining:

(i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, are advisable and in the best interests of, and procedurally and substantively fair to, the Company’s stockholders other than Annaly and its affiliates;

(ii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

(iii) recommended the acceptance of the Offer by the stockholders of the Company other than Annaly and its affiliates and approval of the Merger Agreement and the Merger by the stockholders of the Company at a special meeting of the Company’s stockholders for the purpose of approving the Merger Agreement and the Merger.

Background and Reasons for the Special Committee’s and the Board’s Recommendations.

Background of the Offer.

Since the Company’s initial public offering of its common stock at $15.00 per share on September 16, 2009, as part of the ongoing evaluation of its business and plans, the Board from time to time has considered a variety of potential plans to enhance stockholder value, including potential commercial arrangements and strategic transactions.

The Company is externally managed and advised by Fixed Income Discount Advisory Company (“FIDAC”), which is responsible for administering the Company’s business activities and day-to-day operations pursuant to a management agreement with the Company. FIDAC is a wholly owned subsidiary of Annaly Capital Management, Inc. (“Annaly”).

The Company is a commercial real estate company that acquires, manages, and finances, directly or through our subsidiaries, commercial mortgage loans and other commercial real estate debt, commercial real property, commercial mortgage-backed securities, other commercial real estate-related assets, preferred equity and Agency residential mortgage-backed securities. For the past few years, the residential and commercial mortgage market in the United States has experienced a variety of difficulties and changed economic conditions, including defaults, credit losses and liquidity concerns.

On November 5, 2012, the Company announced its financial results of operations for the quarter ended September 30, 2012, reporting net income for the third quarter of fiscal 2012 of $22.6 million, a decrease of approximately 43% over the same period in the prior year. On November 5, 2012, the Company’s stock price closed at $11.31, and on November 8, 2012, the Company’s stock price closed at $10.98.

Senior executives of Annaly and FIDAC, including Wellington Denahan, Chairman of the Board and Chief Executive Officer of Annaly, Kevin Keyes, Director and President of Annaly and R. Nicholas Singh, Chief Legal Officer, Secretary and Chief Compliance Officer of Annaly, attended a meeting of the Board of Directors of the Company held on November 9, 2012. At that meeting, Ms. Denahan orally expressed to the Board Annaly’s interest in pursuing a strategic transaction with the Company. While no specific price was proposed at this meeting, Ms. Denahan expressed the view that Annaly, which at the time held 12.4% of the Company’s shares of common stock, was considering a price that would reflect a premium to the Company’s last reported sales price, the last 3-month average trading price and the Company’s most recently reported book value. The directors discussed with the representatives of Annaly and FIDAC various related matters, including certain key terms of the anticipated offer (e.g., the absence of a financing condition) and the fact that it would be preferable for a special committee of independent directors to review Annaly’s proposal and make a recommendation as to whether or not to pursue that proposal in light of Annaly’s significant share ownership in the Company and the fact that Annaly owns 100% of the Company’s external manager, FIDAC. The representatives of Annaly further advised that they had appointed Bank of America Merrill Lynch (“BofA”) as financial advisor and K&L Gates LLP (“K&L Gates”) as legal advisor in furthering their efforts to pursue such strategic transaction with the Company. Following the Board meeting, the three independent members of the Company’s Board, Nancy Jo Kuenstner, Robert Eastep and Patrick Corcoran, met separately to discuss in preliminary terms the process for considering Annaly’s anticipated offer and agreed to meet again if Annaly delivered an offer in writing.

Later on November 9, 2012, the Annaly Board of Directors approved an acquisition proposal for the Company, and Annaly delivered a written proposal to the Board pursuant to which Annaly would acquire all of the outstanding Shares that it does not own for a purchase price of $12.50 per Share in cash (the “November 9 Offer”), which represented a premium of approximately 13% to the closing price of the Company’s stock on November 8, 2012, approximately a 16% premium to the last 3-month average price and approximately a 5% premium to the common stock book value per share as reported in the Company’s earnings release for the third quarter of 2012. On November 9, 2012, the Company’s stock price closed at $11.10.

On November 10, 2012, the independent directors of the Board held a meeting to discuss further the process for addressing the November 9 Offer, including the formation of a special committee of the Board to evaluate the November 9 Offer and other strategic alternatives and the engagement of separate legal and financial advisors to advise and assist such special committee. After discussion, the independent directors recommended that the Company’s Board of Directors establish a special committee, comprised of the Company’s independent directors, for the purpose of considering the November 9 Offer and other strategic alternatives. Later on November 10, 2012, the Board approved establishing a special committee of the Board (the “Special Committee”), comprised of Ms. Kuenstner, Mr. Corcoran and Mr. Eastep, with the power and authority, among other matters, to consider and review the November 9 Offer and other potential strategic alternatives, to reject or approve any such potential transaction to the fullest extent permitted by Maryland law and to engage separate financial, legal or other advisors.

On November 12, 2012, Annaly issued a press release announcing the November 9 Offer. On November 13, 2012, the Company issued a press release announcing that it had received the November 9 Offer and that the Special Committee had been formed. On November 13, 2012, the Company’s stock price closed at $12.35.

At two meetings held on November 12, 2012, the Special Committee discussed potential candidates to act as its financial and legal advisors and the process for selecting such advisors. On November 13 through 16, the Special Committee interviewed candidates to act as its legal advisor and, at a meeting on November 16, 2012, determined to engage Goodwin Procter LLP (“Goodwin Procter”). On November 15 and 16, 2012, the Special Committee interviewed candidates to act as its financial advisor and met on November 16, 2012 to discuss the potential financial advisor candidates.

At a meeting on November 20, 2012, the Special Committee discussed, in preliminary terms, the November 9 Offer and the process for determining whether the Company should remain independent or pursue the November 9 Offer or another strategic alternative. At this meeting, representatives of Goodwin Procter discussed with the members of the Special Committee their duties to the Company, generally and in the context of a strategic transaction, and briefed the Special Committee on certain litigation that had been filed against the Company and its Board of Directors following the public announcement of the November 9 Offer. See the information included under “Item 8. Additional Information—Certain Litigation”

At a meeting on November 21, 2012, the Special Committee further discussed the November 9 Offer, as well as potential alternatives, including strategic transactions with other parties and the possibility of continuing as an independent company. The Special Committee also discussed its selection of a financial advisor, including, among other matters, the fact that all of the potential financial advisors had substantial knowledge of and familiarity with the industries in which the Company operates and that the Special Committee desired to engage a financial advisor that did not have a significant existing relationship with Annaly. Following discussion, the Special Committee determined to engage Lazard Frères & Co. LLC (“Lazard”) as its financial advisor, which it believed met both of these criteria. Following this meeting, the Special Committee and its advisors commenced negotiation of the engagement terms with Lazard.

At a meeting on November 26, 2012, the Special Committee discussed the engagement letter being negotiated with Lazard and the strategic review process generally. The Special Committee also discussed the fact that, in September 2009, the Board had granted Annaly a waiver from the Company’s 9.8% ownership limit allowing it to own up to 35% of the Company’s outstanding stock and whether Annaly’s ability to increase its stock ownership to 35% from the current level of 12.4% could adversely influence the willingness of third parties to explore a strategic transaction with the Company. Finally, at this meeting, a representative of Goodwin Procter informed the Special Committee that Goodwin Procter had been contacted by the financial advisor for Company A expressing preliminary interest in exploring a potential transaction with the Company. The Special Committee determined to defer further conversations with Company A until after it had formally retained a financial advisor and determined whether or not to pursue a strategic transaction.

On November 27, 2012, the Special Committee formalized its arrangement with Lazard by executing an engagement letter with Lazard setting forth the terms of its financial advisory engagement with the Company for a potential business combination or similar strategic transaction involving the Company, as discussed below in “—Opinion of the Special Committee’s Financial Advisor.”

On November 29, 2012, the Special Committee met, with representatives of both Lazard and Goodwin in attendance. At this meeting, the Special Committee discussed generally the process for determining whether to continue as an independent company or to pursue a strategic transaction, including the November 9 Offer or a third party transaction. Lazard discussed with the Special Committee the need for financial projections based on the Company’s current business plan before a decision could be made on whether to continue as an independent company or to pursue a strategic transaction. These financial projections would provide the Special Committee with a basis on which to compare alternatives. The Special Committee also discussed in preliminary terms certain aspects of the process for pursuing a strategic transaction if that alternative was selected. In particular, the Special Committee discussed the possibility that Annaly’s relationships with the Company might dissuade third parties from making proposals for strategic transactions and whether prior knowledge of Annaly’s definitive terms might be more likely to encourage third parties to bid and thereby enhance shareholder value. Along those lines, the Special Committee noted that having a “go-shop” period following the signing of a definitive merger agreement during which the Company could actively solicit third party bidders as an alternative to soliciting other bidders prior to signing would allow competing bidders full knowledge of the definitive terms of the initial proposal; however, the

Special Committee believed that it was premature to make any decisions on the solicitation process prior to being in a position to review financial projections based on the Company’s current business plan.

At this meeting, the Special Committee also discussed further Annaly’s ability to increase its stock ownership to 35% and whether that ability may dissuade third parties from making proposals for strategic transactions. The Special Committee discussed alternatives for addressing this concern, including adoption of a shareholder rights agreement, a reduction in the ownership limit waiver and an agreement prohibiting future purchases. After discussion, the Special Committee instructed Goodwin Procter to contact counsel for Annaly and seek an agreement with Annaly not to purchase any additional Company stock. Finally, the Special Committee instructed Goodwin Procter to discuss with counsel to Annaly the development of information sharing protocols that would facilitate the Special Committee’s ability to rely on its external manager, FIDAC, during its strategic review process (and, if applicable, during negotiations with third party bidders) without sharing confidential information with Annaly, the parent company of FIDAC. Following this meeting, Goodwin Procter and Annaly’s legal advisors, K&L Gates, commenced negotiations of an agreement prohibiting further share purchases and establishing information sharing protocols.

On December 3, 2012, the Special Committee met with representatives of Goodwin Procter and discussed the shareholder litigation that had been filed against the Company and the Board of Directors in connection with the November 9 Offer.

On December 12, 2012, Annaly, FIDAC and the Company executed a protocol for maintaining an informational wall to prevent information relating to the Special Committee’s strategic review process from being shared with Annaly and to facilitate the access to information by competing bidders for the Company in the event that the Special Committee determined to pursue a strategic alternative and solicit third parties.

On December 14, 2012, the Special Committee again discussed with its advisors the need for the Company’s management to develop a business plan and three-year financial projections to provide a baseline against which the Special Committee and Lazard could evaluate potential strategic transactions, including Annaly’s offer. Following the discussion, the Special Committee determined to instruct its external manager, FIDAC, to prepare such a business plan and three-year financial projections. In addition, the Special Committee discussed the fact that, since its engagement, Lazard had been contacted by four parties or their advisors (including the financial advisor for Company A) concerning their potential interest in exploring a transaction with the Company. The Special Committee, based on the advice of its financial advisors, believed that it should first determine whether to continue as an independent company or to pursue a strategic alternative but instructed Lazard to contact the parties who had expressed preliminary interest to keep their interest active in the event the Special Committee determined to explore strategic alternatives.

On December 17, 2012, K&L Gates, on behalf of Annaly, circulated an unsolicited initial draft of a proposed merger agreement to Goodwin Procter, which it proposed be used in connection with the negotiation of the November 9 Offer. Among other things, the initial proposed Merger Agreement provided for a two-step transaction with a tender offer followed by a merger pursuant to which all outstanding Shares would be exchanged for cash, the full acceleration and cash-out of all Company stock options and warrants, a condition to closing the tender offer that at least a majority of the shares not owned by Annaly and its affiliates must have been tendered, a “top-up option”, a 30-day post-signing go-shop period, an ongoing five business day matching rights period, a superior proposal being defined as an offer for all or substantially all of the Company’s outstanding Shares or assets on a consolidated basis and a termination fee equal to 2.5% of the proposed transaction equity value, with a reduced termination fee equal to 1.5% of the proposed transaction equity value if a transaction is entered into with a party solicited during the go-shop period within ten business days following the go- shop period. The Special Committee instructed its counsel not to respond to the unsolicited draft merger agreement until it had determined whether to remain as an independent company or to pursue a strategic alternative.

At a meeting of the Special Committee on December 28, 2012, the Special Committee discussed with its advisors the status of FIDAC’s work in preparing three-year financial projections based on the Company’s current business plan and related matters such as the assumptions to be used in such items.

On January 2, 2013, the Company and Annaly entered into an agreement prohibiting Annaly from increasing its ownership of Company stock above its current level of 12.4% until May 30, 2013 and thereafter for so long as the Special Committee is active in its role and considering the possibility that the Company will enter into a strategic transaction. The Special Committee believed that the time deadline with a potential for extension was important to ensure it had sufficient time to solicit competing bids in the event that it determined to do so.

On January 4, 2013, the Special Committee met to discuss and consider the business plan and three-year financial projections prepared by FIDAC. As part of that discussion, the Special Committee reviewed and discussed the assumptions used by the Company’s management to develop the business plan and three-year financial projections.

On January 9, 2013, the Special Committee held a meeting and discussed the Company’s financial projections based on its current business plan and the underlying assumptions, the November 9 Offer and other potential strategic alternatives, including, among others, allowing the Company to go into a “runoff” mode of not making any new loans and simply receiving principal and interest payments on existing loans through maturity. Also at this meeting, Lazard provided the Special Committee with preliminary financial analysis with respect to the valuation of the Company and, among other matters, discussed the then-current merger and acquisition environment and the Company’s potential attractiveness to competing bidders. Lazard also addressed the importance of evaluating the execution and business risk associated with any such potential bidders including Annaly.

On January 11, 2013, the Special Committee held a meeting at which representatives of Lazard and Goodwin Procter were present. At this meeting, the Special Committee reviewed with its advisors the Company’s potential strategic alternatives, including remaining independent, going into runoff or pursuing a strategic alternative. In considering these alternatives, the Special Committee considered the risks associated with executing and achieving the Company’s short and long-term business and financial plans, including uncertainty regarding near-term growth of the real estate industry which might adversely impact the Company, the impact of general economic and market trends on the Company, the general risks of market conditions that could reduce the Company’s stock price, as well as the favorable valuation and premium to the then-current Company stock price indicated by the November 9 Offer.

Among the matters discussed at the January 11, 2013 meeting, the Special Committee discussed the potential risks and benefits of commencing a pre-signing solicitation of third parties as opposed to pursuing a definitive agreement with Annaly that would contain a post-closing go-shop, as currently proposed, and whether, in light of Annaly’s relationships with the Company, either approach was more likely to encourage third party bidders and therefore enhance shareholder value. The Special Committee, with the assistance of Lazard, also discussed the general universe of other potential interested parties in either scenario. Representatives of Lazard and Goodwin Procter discussed with the Special Committee the potential advantages and disadvantages of both approaches. In addition, the Special Committee discussed the fact that any third party acquiror would most likely seek to terminate the Company’s management agreement with FIDAC, which would require the payment of a significant termination fee (the “FIDAC Termination Fee”)

Following discussion, the Special Committee determined that the potential of a strategic transaction maximizing stockholder value warranted further action. In light of Annaly’s existing proposal, the Special Committee decided to explore whether Annaly would be willing to increase its proposed merger consideration and improve other proposed terms before the Company commenced a broader solicitation of third parties. Entering into an agreement with Annaly prior to a broader solicitation of third parties was preferable in the Special Committee’s view, after discussions with its advisors, if it included improved terms and a 45-day go-shop arrangement because third party bidders would be more likely to submit their highest bids if they knew the definitive terms of

Annaly’s proposed transaction. The Special Committee viewed 45 days as sufficient for the go-shop because of the relative ease and speed with respect to which the Company’s assets and therefore the Company can be valued, and that the fact of Annaly’s combined stock position, Board membership, and ownership of the management team would not impede a bidder from valuing the company in that time frame and from making a superior proposal if warranted. In addition, the Special Committee noted that third party bidders would be in no worse position than if the Company had not previously entered into an agreement with Annaly because a termination fee to Annaly under the proposed merger agreement would be fully credited against the FIDAC Termination Fee under the management agreement and a third party would need to pay the FIDAC Termination Fee regardless when its deal was entered into in order to terminate FIDAC as manager. If Annaly was unwilling to increase its proposed price or improve its terms, the Special Committee would recommend that the Company proceed with a broader solicitation of third parties. Finally, the Special Committee authorized its financial and legal advisors to engage in negotiations with Annaly and its advisors with respect to the terms of the transaction.

Later on January 11, 2013, Lazard contacted BofA, Annaly’s financial advisor, and outlined the Special Committee’s proposal to pursue strategic alternatives in a broader marketing process and invited Annaly to propose an increased offer price in advance of this process.

On January 16, 2013, Goodwin Procter, on behalf of the Special Committee, conveyed to K&L Gates proposed revisions to the terms of the Merger Agreement. Among other things, the proposed revisions modified the timing of the cash tender offer so that it would not commence until after the expiration of the go-shop period instead of occurring concurrently as proposed by Annaly, increased the duration of the go-shop period to 45 days from the 30 days proposed by Annaly, eliminated Annaly’s proposed matching rights in the case of a superior proposal and defined a superior proposal as an offer for 51% or more of the Company’s outstanding Shares or assets on a consolidated basis as opposed to Annaly’s proposed 100%. The proposed revisions also provided that if the Merger Agreement is terminated under circumstances that require the Company to pay a termination fee and expenses, that the aggregate amount thereof will be fully credited against any termination fee under the management agreement with FIDAC.

On January 18, 2013, representatives of BofA, Annaly’s financial advisor, contacted Lazard to present a revised purchase price of $12.70 per Share in cash (the “January 18 Offer”) and conveyed Annaly’s position on certain deal terms, including its unwillingness to extend the post-signing go-shop period to 45 days or to eliminate Annaly’s matching rights with respect to any superior proposal.

On January 23, 2013, the Special Committee met and discussed the January 18 Offer and other deal terms. Among other matters discussed were the length of the go-shop period, the structure for matching rights, and the possibility of allowing stockholders the economic benefit of a pro-rated dividend. Following discussion, the Special Committee determined that further negotiations were warranted and instructed its advisors to continue to negotiate the deal terms and to request, among other things, a further increase in Annaly’s purchase price and the inclusion of a pro-rated dividend before it would be willing to enter into a definitive agreement and to request that Annaly execute a confidentiality and standstill agreement that would, among other things, prohibit it from making any unsolicited acquisition proposals if the Company entered into a merger agreement with a third party. Following this meeting, Lazard conveyed these requests to BofA on behalf of the Special Committee.

At a meeting of the Special Committee on January 25, 2013, the Special Committee was briefed by its financial advisor, Lazard, on the status of negotiations with Annaly, including, among other matters, the fact that Annaly had indicated that it was unwilling to enter into a standstill agreement prohibiting it from making unsolicited acquisition proposals, though it was willing to execute a confidentiality agreement and had already agreed not to purchase any additional shares of Company common stock until May 30, 2013 at the earliest. In addition, the Special Committee discussed the fact that a third party acquiror would likely seek to terminate the management agreement with FIDAC and instructed its advisors to negotiate an extension to the deadline for such a termination, so that any third party acquiring the Company pursuant to a post-signing superior proposal (whether during the go-shop process or otherwise) could terminate the management agreement by the end of 2013 and avoid incurring any fees for 2014. Later in the day on January 25, 2013, Annaly and the Company executed a confidentiality agreement.

On January 27, 2013, Annaly’s financial advisor, BofA, contacted the Special Committee’s financial advisor, Lazard, to present a revised purchase price of $12.90 per Share in cash (the “January 27 Offer”) and indicated that, among other matters, Annaly would agree to a 45-day post-signing go-shop period and a pro-rated dividend through the closing of a proposed tender offer. Also on January 27, 2013, Goodwin Procter, on behalf of the Special Committee, delivered to Annaly’s counsel a proposed amendment to the FIDAC management agreement that extended the deadline for terminating the management agreement by the end of 2013.

On January 28, 2013, the Special Committee met and discussed the January 27 Offer. The Special Committee determined not to accept the January 27 Offer and, after discussion, instructed Lazard to respond that the price should be in excess of $13.00 per share (before the pro-rated dividend) and to convey its view on other terms, which included a request for a reduction in the termination fee payable to FIDAC upon termination of the management agreement. Following this meeting, Lazard contacted BofA to convey the terms of the Special Committee’s counterproposal.

Later on January 28, 2013, Annaly’s financial advisor, BofA, contacted the Special Committee’s financial advisor, Lazard, to present a revised purchase price of $13.00 per Share in cash plus the pro-rated dividend (the “January 28 Offer”) and proposed matching rights during the go-shop period subject to a $0.05 minimum overbid amount. In addition, BofA conveyed that Annaly and FIDAC were unwilling to agree to any reduction in the termination fee payable to FIDAC upon termination of the management agreement.

On January 29, 2013, the Special Committee met and discussed the January 28 Offer. The Special Committee determined that it would propose a counteroffer again on price and the number of matching rights and the minimum overbid amount. Following this meeting, Lazard contacted BofA to convey the terms of the Special Committee’s counterproposal.

Annaly responded that the January 28 Offer of $13.00 per Share in cash price plus the pro-rated dividend was its best and final offer with respect to the consideration, but agreed to limit itself to one matching right at a $0.10 minimum overbid amount.

On January 30, 2013, the Special Committee held a meeting to discuss the January 28 Offer and the status of the discussions with Annaly. Members of the Company’s financial and legal advisors were present at the meeting. Prior to the meeting, the Special Committee received Lazard’s updated preliminary financial analyses of the consideration to be paid in the proposed transaction. At the meeting the Special Committee considered the January 28 Offer, and Lazard and Goodwin Procter updated the Special Committee on the recent discussions with Annaly and its advisors. Representatives of Goodwin Procter also reviewed with the Special Committee the status of discussions on the Merger Agreement and the proposed amendment to the FIDAC management agreement with Annaly and discussed with the Special Committee the resolution of material open issues in the Merger Agreement and the proposed amendment to the FIDAC management agreement allowing a third party to terminate the management agreement within six months following an acquisition.

At the January 30, 2013 meeting, in light of the January 28 Offer, the Special Committee again reviewed the Company’s short and long-term business strategies, market trends in the industry, and the challenges confronting the Company in seeking to achieve its strategic objectives that might adversely impact the Company.

Representatives of Lazard reviewed the performance of the Company’s stock since the Company’s initial public offering and research analyst estimates of its expected future stock price. Lazard also revisited with the Special Committee certain matters previously discussed and, with respect to the January 28 Offer, its updated views of the Company’s peer companies and comparable transactions, among other matters. The Special Committee concluded that the January 28 Offer appeared to provide significant value for the Company’s stockholders and could exceed the potential stock price growth that otherwise would likely be achieved over a significant period of time, particularly in light of the execution risks inherent in continuing to operate as an independent company.

In addition, the Special Committee again discussed the benefits of the post-signing go-shop process under the Merger Agreement as a means by which to test the adequacy of Annaly’s proposal. Based on the discussion at this meeting and the earlier Special Committee discussions, the Special Committee concluded that Annaly’s proposal presented a compelling opportunity to maximize stockholder value and the draft Merger Agreement reflected deal protection terms that the Special Committee viewed as being within a range of reasonableness.

Lazard and Goodwin Procter then provided an overview of the negotiation process to date with Annaly’s representatives, as well as a review of the Special Committee’s fiduciary duties in the change of control context and a presentation regarding the terms of the Merger Agreement. Representatives of Goodwin Procter reported that, among various other terms, the following terms had been negotiated in the Merger Agreement: a provision that the termination fee is fully creditable against any FIDAC Termination Fee; the Company’s ability to respond to inquiries following the announcement of the transaction (including the definition of a superior proposal meaning a bid for more than 75% of the Company (rather than 100%); and Annaly having a three business day matching right period (rather than five)). The Special Committee also noted the fact that closing of the tender offer is conditioned upon at least a majority of the shares not owned by Annaly tendering their shares (as opposed to a majority of all shares including Annaly).

Additionally, the Special Committee reviewed the operation of the Percentage Increase Option under the Merger Agreement, which was designed to provide non-tendering stockholders with payment of the Offer Price promptly following consummation of the Offer rather than such stockholders having to wait up to several months. The Special Committee reviewed the terms of the Percentage Increase Option, including the consideration to be paid for the Percentage Increase Option Shares and the terms of the promissory note that could be used to pay for a portion of the Percentage Increase Option Shares, and determined that the payment of the aggregate purchase price of the Percentage Increase Option Shares in (a) cash equal to the par value of the Percentage Increase Option Shares and (b) at Acquisition’s election, either (i) cash equal to the balance of the aggregate purchase price or (ii) a promissory note consistent with the terms set forth in the Merger Agreement with a principal amount equal to the balance of the aggregate purchase price, would be adequate consideration for the Percentage Increase Option Shares.

Lazard then further reviewed with the Special Committee an analysis of the proposed transaction from a financial point of view and rendered its oral opinion, which opinion was subsequently confirmed in writing, that, as of such date, and based on and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be paid to the holders of Shares (except for Annaly, Acquisition and any wholly-owned subsidiary of either Annaly or Acquisition) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders (see below for a summary of the opinion in—“Opinion of the Special Committee’s Financial Advisor”). Throughout the entire meeting, the Special Committee asked numerous questions of management and Lazard and Goodwin Procter and discussed the advantages and risks of the proposed transaction, including those described in “Reasons for the Special Committee’s Recommendation” below.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer, tender their Shares to Acquisition pursuant to the Offer and, if required by the Maryland General Corporation Law (“MGCL”), vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the MGCL, the Special Committee consulted with the Company’s management, its outside legal counsel and its financial advisor. The Special Committee also consulted with outside legal counsel regarding the Special Committee’s fiduciary duties and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of Lazard discussed below in “Opinion of the Special Committee’s Financial Advisor,” the Special Committee concluded that entering into the Merger Agreement with Annaly and Acquisition was in the best interests of the Company’s stockholders and recommended such actions to the Board. Finally, the Special Committee instructed Lazard to commence soliciting potential third party bidders, including those that previously expressed interest, following public announcement of the Company having entered into a definitive agreement with Annaly.

Following the meeting of the Special Committee on January 30, 2013, the Board of the Company met and approved the proposed price of $13.00 per Share plus a pro-rated dividend and the other terms of the transaction, determined that the Offer and the Merger are in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, authorized and approved the grant of the Percentage Increase Option to Acquisition and the issuance of the Percentage Increase Option Shares upon exercise thereof and recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. The members of the Board affiliated with Annaly recused themselves from the meeting and did not vote on the foregoing matters.

On January 30, 2013, the Annaly board of directors met and approved Annaly’s entry into the Merger Agreement.

Before the opening of trading on the New York Stock Exchange on January 31, 2013, the Company, Annaly and Acquisition executed the Merger Agreement, and, at approximately 6:30 a.m., New York City time, Annaly and the Company each issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $13.00 per Share in cash. The press releases are filed as Exhibits (a)(6) and (a)(7) to this Schedule 14D-9, and are hereby incorporated herein by reference.

Go-Shop Period.

On January 31, 2013, at the instruction of the Special Committee, Lazard commenced a solicitation of potential third party bidders in accordance with the go-shop arrangement provided in the Merger Agreement. In the go-shop process, 47 potential bidders were contacted (including each of the parties that had previously expressed preliminary interest in a strategic transaction with the Company), eight signed confidentiality agreements and no parties submitted bids. One party conducted a significant diligence review of the Company and its assets and engaged in multiple discussions with the Special Committee’s financial advisor, Lazard, concerning a potential transaction and alternative structures. Ultimately, this party concluded that it was unable to offer a higher price than the Offer and terminated discussions.

On March 14, 2013, the Special Committee met to discuss the results of the go-shop process and the tender offer to be commenced by Annaly.

On March 18, 2013, the Offerors commenced the Offer and the Company filed this Schedule 14D-9. During the pendency of the Offer, Annaly and Acquisition intend to have ongoing contacts with the Company and its directors, officers and stockholders.

Reasons for the Special Committee’s Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Special Committee (consisting entirely of independent directors) consulted with the Company’s management, as well as Lazard and Goodwin Procter. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement, the Special Committee considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Special Committee believed supported its unanimous determination and recommendation:

•	Offer Price. The Special Committee considered:

•	the fact that the Offer Price represents a 17.1% premium over the Share closing price on November 9, 2012, the trading day prior to Annaly publicly announcing its interest in acquiring the Company;

•

the fact that the Offer Price represents premiums of 16.2%, 17.1% and 20.3% over the average trading prices for the Shares for the twenty-day, thirty-day and sixty-trading day periods ending immediately before the November 12th public announcement of the Offer, respectively;

•	the fact that the Offer Price represents a 14.2% premium to the highest closing price in the last twelve months prior to the November 12th public announcement of the Offer;

•	the fact that the per-Share trading price of the Shares had not exceeded the level of the Offer Price in the last twelve months prior to the November 12th public announcement of the Offer; and

•

the Special Committee’s belief that it had obtained Annaly’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•

The Company’s Operating and Financial Condition; Prospects of the Company. The Special Committee considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects and risks if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Special Committee discussed the risks associated with executing and achieving the Company’s short and long-term business and financial plans, including the cyclical nature of the Company’s assets, uncertainty regarding the real estate industry that might adversely impact the Company, the impact of general economic and market trends on the Company’s business, and the general risks of market conditions that could reduce the Company’s Share price.

•

Strategic Alternatives. The Special Committee considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company. This belief is supported in part by the absence of interest in the acquisition of the Company from other potential buyers solicited during the go-shop period (as more fully described above in “—Background of the Offer”).

•

Negotiations with Annaly. The Special Committee considered the course of negotiations between the Company and Annaly, resulting in multiple increases in the price per Share offered by Annaly, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Annaly that were favorable to the Company. The Special Committee believed based on these negotiations, that the Offer Price was the highest price per Share that Annaly was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Annaly was willing to agree.

•

Cash Consideration; Certainty of Value. The Special Committee considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration.

•

No Financing Condition. The Special Committee considered the representation of Annaly and Acquisition that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition. The Special Committee considered the provisions in the Merger Agreement providing that the Company may recover, on behalf of the holders of Shares, damages in connection with (a) a breach by Annaly or Acquisition of their respective obligations to commence and complete the Offer or (b) a material breach by any of them that has been the cause of, or resulted in, failure of a condition to the Offer, and that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by the Company or the holders of Shares (taking into consideration relevant matters, including lost premium, other combination opportunities, the time value of money and any relevant breaches by the Company, Annaly or Acquisition), in each case to the extent not otherwise recoverable by such holders.

•

Opinion of the Special Committee’s Financial Advisor. The Special Committee considered Lazard’s financial analyses and Lazard’s oral opinion to the Special Committee, which opinion was confirmed in writing, that, as of January 30, 2013, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be paid to the holders of Shares (except for Annaly, Acquisition and any wholly-owned subsidiary of either Annaly or Acquisition) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of Lazard’s written opinion, dated as of January 30, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Lazard is attached hereto as Annex A to this Schedule 14D-9. The Company urges you to carefully read the Lazard opinion in its entirety. Lazard’s opinion was provided to the Special Committee in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter.

•

Go-shop Period. The Special Committee, with the assistance of financial and legal advisors, determined that, based on Annaly’s existing relationships with the Company, third parties might be dissuaded from making proposals for strategic transactions and that knowledge of Annaly’s proposed definitive terms would encourage third parties to bid and thereby enhance shareholder value. As a result, the Special Committee concluded that having a go-shop period following the execution of a definitive merger agreement was more likely to result in third parties making competitive bids than conducting a pre-signing solicitation in which third parties might have concerns about negotiating against Annaly.

•

The Merger Agreement. The Special Committee considered the provisions of the Merger Agreement, including the ability of the Company under certain circumstances to entertain proposals for an acquisition that would be superior to the Annaly transaction, the termination rights of the parties and the termination fee (equal to (a) $15,000,000 or approximately 1.5% of the transaction equity value for competing proposals received during the go-shop period, and (b) $25,000,000 or approximately 2.5% of the transaction equity value for competing proposals received during the go-shop period) payable by the Company under certain circumstances, which the Special Committee believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Special Committee also considered the fact that any termination fee payable under the Merger Agreement would be fully creditable against any fee payable to our external manager, FIDAC, in connection with terminating the Company’s management agreement with FIDAC.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing the Second Step Merger. The Special Committee considered the fact that consummation of the tender offer was conditioned on a majority of the Company’s shares not owned by Annaly or its affiliates accepting the Offer (as opposed to a majority of all outstanding shares including Annaly’s 12.4% interest) and the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction.

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Timing of Completion. The Special Committee considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Annaly or their respective subsidiaries) will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Special Committee considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•

Extension of Offer Period. The Special Committee considered that, under certain circumstances set forth in the Merger Agreement, Acquisition could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

•

Procedural Safeguards. The Special Committee considered the following factors relating to the procedural safeguards that the Special Committee believes were and are present to ensure the fairness of the merger and to permit the Special Committee to represent the interests of the Company’s stockholders other than Annaly or its affiliates:

•

the fact that the Special Committee is comprised solely of independent directors who are not employees of Annaly or any of its affiliates and have no financial interest in the merger that is different from that of the stockholders unaffiliated with Annaly.

•

the fact that the consummation of the Offer is conditioned on a majority of the Company’s shares not owned by Annaly or its affiliates accepting the Offer (as opposed to a majority of all outstanding shares including Annaly’s 12.4% interest).

•

the fact that the members of the Special Committee were adequately compensated for their services and that their compensation for serving on the Special Committee was in no way contingent on their approving the Offer and the Merger.

•	the fact that the Special Committee retained and was advised by Lazard, its independent financial advisor, and by Goodwin Procter LLP, its independent legal counsel.

In the course of its deliberations, the Special Committee also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of the Company and the Special Committee, which included:

•

the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Annaly;

•

the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors and management will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction and the Company will have incurred significant transaction costs;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s operating results and share price;

•	the pendency of litigation and the likelihood of additional litigation; and

•	the treatment of the consideration to be received by the stockholders in the Offer and the Merger as taxable to the stockholders for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Special Committee is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Special Committee did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Special Committee conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board considered both the short-term and long-term interests of the Company, as well as the fairness to and best interests of the Company’s stockholders other than Annaly and its affiliates. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	the unanimous determination and recommendation of the Special Committee; and

•

the factors considered by the Special Committee, including the positive factors and the risks and potentially negative factors relating to the Offer and the Merger, and the factors relating to procedural safeguards of the Special Committee process.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinion of the Special Committee’s Financial Advisor.

Under an engagement letter dated November 27, 2012, the Special Committee retained Lazard Frères & Co. LLC (“Lazard”) to act as its sole investment banker. As part of this engagement, the Special Committee requested that Lazard evaluate and render an opinion to the Special Committee as to the fairness, from a financial point of view, of the Offer Price to be paid to holders of the Company’s common stock (“Common Stock”), other than Annaly, Acquisition, or any direct or indirect wholly owned subsidiary of Annaly or Acquisition (Annaly, Acquisition and such direct or indirect wholly owned subsidiaries being referred to as the “Excluded Holders”), pursuant to the Merger Agreement in the Offer and Merger (the Offer and Merger being referred to together as the “Transaction”). On January 30, 2013, Lazard rendered its oral opinion to the Special Committee, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Offer Price to be paid to holders of Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

The full text of Lazard’s opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Lazard in connection with its opinion, is attached to this Schedule 14D-9 as Annex A, and is incorporated herein by reference. The description of Lazard’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The engagement of Lazard and its opinion are for the benefit of the Special Committee (in its capacity as such) and such opinion was rendered to the Special Committee in connection with its evaluation of the Transaction.

In connection with and prior to the delivery of its opinion, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor was Lazard requested to consider, and Lazard’s opinion did not address, the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction. The opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto. The opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising such opinion based on circumstances or events occurring after the date of its opinion. Lazard did not express any opinion as to the price at which the shares of Common Stock may trade at any time subsequent to the announcement of the Offer and Merger.

In connection with this opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated January 30, 2013, of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to the Company;

•	reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company;

•

held discussions with members of the Special Committee and certain designated employees of FIDAC who had been assigned by FIDAC to assist the Special Committee and its advisors, and who were required to conduct themselves in accordance with an information sharing protocol agreed to by the Company and Annaly, with respect to the business and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business comparable to the business of the Company;

•	reviewed historical stock prices and trading volumes of the Common Stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, Lazard assumed, with the consent of the Special Committee, that they had been reasonably prepared by FIDAC under the supervision of the Special Committee on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based. Although Lazard reviewed the financial terms of certain business combinations involving companies in lines of business comparable to the business of the Company, Lazard noted that no such transaction occurred in the last five years and, as such, the analysis is of limited utility.

In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that the Transaction would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company advised Lazard, and Lazard assumed with the consent of the Special Committee, that the Merger Agreement, when executed, would conform to the draft reviewed by Lazard in all material respects.

Lazard also assumed, with the consent of the Special Committee, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction would not have an adverse effect on the Company or the Transaction. Lazard did not express any opinion as to any tax or other consequences that might result from the Transaction, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Special Committee obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified therein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction (including, for the avoidance of doubt, employees of FIDAC), or class of such persons, relative to the Offer Price or otherwise.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date thereof. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Lazard did not express any opinion as to the price at which shares of Common Stock may trade at any time subsequent to the announcement of the Transaction. The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to the Company or the Transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 25, 2013, and is not necessarily indicative of current market conditions.

Summary of Lazard’s Financial Analyses.

Comparable Public Companies Analysis.

Lazard reviewed and analyzed selected public companies in the commercial mortgage real estate investment trust industry, whose operations Lazard believed, based on its experience with companies in this industry, to be relevant for purposes of this analysis. In performing these analyses, Lazard reviewed and analyzed certain financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for the Company.

The companies included in this analysis were:

•	Apollo Commercial Real Estate Finance, Inc.

•	Ares Commercial Real Estate Corporation

•	Colony Financial, Inc.

•	NorthStar Realty Finance Corp.

•	Resource Capital Corp.

•	Starwood Property Trust, Inc.

Although none of the aforementioned selected companies is directly comparable to the Company, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks and size and scale of business, which Lazard considered relevant for purposes of this analysis.

Based on public information, Lazard reviewed, among other things, the share price as of January 25, 2013 of each selected comparable company as a multiple of the book value of such comparable company’s shareholder equity, excluding intangible assets and liabilities, as of the end of the third quarter of fiscal year 2012, adjusted for subsequent equity issuances.

Lazard calculated the following multiples for the above comparable companies:

Price/Book Value
Maximum	1.32x
Median	1.14x
Minimum	0.96x

Based on an analysis of the multiples summarized above, and Lazard’s professional judgment, Lazard selected a reference range as follows: book value multiples of 1.04x to 1.24x to be applied to the Company’s 12/31/2012 estimated tangible book value per share provided by the Company. Based on the foregoing, Lazard determined an implied equity value per share reference range for the Company’s Common Stock of $12.26 to $14.62.

Discounted Cash Flow Analysis.

Based on Company forecasts provided to Lazard by FIDAC under the supervision of the Special Committee, Lazard performed a discounted cash flow analysis of the Company based on the present value of forecasted unlevered free cash flows for fiscal years 2013 through 2015. Lazard calculated estimated terminal values for the Company by applying a range of book value multiples of 1.04x to 1.24x to the Company’s estimated tangible shareholder’s equity book value on 12/31/2015. Lazard discounted the unlevered free cash flows and terminal value to the present using discount rates ranging from 7.3% to 8.3%, representing a weighted average cost of capital, where the cost of equity was derived based on the capital asset pricing model methodology. The capital asset pricing model methodology utilized the following assumptions: (i) the median of the unlevered beta for the selected comparable companies, (ii) a risk-free rate based on the current spot yield to maturity for long-term U.S. Treasury Bonds, (iii) an estimated equity risk premium based on the arithmetic average annual return on large company stocks over the return on long-term treasury bonds published by Ibbotson Associates, and (iv) a size premium based on historical market information published by Ibbotson Associates. Based upon the foregoing, Lazard calculated an equity value per share reference range for the Company’s Common Stock of $12.10 to $14.15.

Additional Financial Analyses of the Company.

The analyses and data described below were presented to the Special Committee for informational purposes, but were not considered part of Lazard’s financial analyses with respect to its opinion.

Precedent Transaction Analysis.

Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the domestic real estate investment trust, asset management and financial institution industries. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Company.

Specifically, Lazard reviewed 8 merger and acquisition transactions that closed on or prior to October 2007 involving companies in the domestic real estate investment trust, asset management and financial institution industries for which sufficient public information was available. Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the transactions contemplated by the Merger Agreement or to the Company, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the transactions contemplated by the Merger Agreement and/or involve targets that, for purposes of analysis, may be considered similar to the Company. The precedent transactions reviewed were:

Target	Acquirer	Effective Date of Transaction
Accredited Home Lender Holding Co.	Lone Star US Acquisitions LLC	October 2007
Fieldstone Investment Corporation	Credit-Based Asset Servicing and Securitization LLC	July 2007
MortgageIT Holdings, Inc.	Deutsche Bank AG	January 2007
Taberna Realty Finance Trust	RAIT Investment Trust	December 2006
Saxon Capital, Inc.	Morgan Stanley Mortgage Capital	December 2006
Aames Investment Corporation	Accredited Home Lenders Holdings Co.	October 2006
CRIIMI MAE, Inc.	CDP Capital Financing, Inc.	January 2006
Apex Mortgage Capital, Inc.	American Home Mortgage Holdings, Inc.	December 2003

Using publicly available information and market data, Lazard calculated and analyzed the equity purchase price in each of the selected precedent transactions as a multiple of each target company’s tangible equity book value per share for the quarter prior to the effective date of the transaction based on publicly available information as of that date. The analysis indicated the following multiples:

Enterprise Value/ Book Value per Share
Maximum	1.34x
Median	1.17x
Minimum	0.60x

Based on the median multiple for the precedent transactions, Lazard selected a reference range as follows: book value multiples of 1.07x to 1.27x to be applied to the Company’s 12/31/2012 estimated tangible book value per share. Based on the foregoing, Lazard determined an implied equity value per share reference range for the Company’s Common Stock of $12.68 to $15.04.

Lazard noted that none of these transactions had occurred within the past five years, and that no other transaction which Lazard considered similar to the transaction contemplated by the Merger Agreement and for which information was publicly available had occurred in the last five years and, as such, it was Lazard’s determination that this analysis was of limited utility in connection with the rendering of its opinion.

Historical High/Low Tangible Book Value Per Share Multiple Analysis.

Lazard reviewed the historical ratio of the trading share price to the reported book value per share for the Company over the period of time from the Company’s initial public offering (September 16, 2009) through November 9, 2012, the last trading day prior to the announcement by Annaly of its of its bid to purchase the shares of Common Stock that it did not already own. The analysis indicated the following multiples:

Company Historical Share Price/ Book Value per Share
Maximum	1.03x
Median	0.88x
Minimum	0.71x

Lazard calculated a historical high / low tangible book value per share multiple reference range of 0.71x to 1.03x and applied such range to the Company’s 12/31/2012 estimated tangible book value per share to arrive at a range of implied prices per share from $8.44 to $12.24.

Miscellaneous.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes.

Lazard is acting as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for such services in the amount of 0.65% of the aggregate consideration (as defined in Lazard’s engagement letter) in the Transaction, $250,000 of which was paid to Lazard as a retainer, $1,500,000 of which became payable upon the rendering Lazard’s opinion and the remainder of which is contingent upon the closing of the Transaction. In 2010, Lazard provided certain investment banking services to Annaly for which Lazard received an immaterial retainer fee. In addition, in the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates may actively trade securities of the Company, Annaly and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Annaly and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as the Special Committee’s financial advisor because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the Company’s business.

Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the Special Committee as whether the Offer Price to be paid to holders of the Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders. Lazard did not recommend any specific consideration to the Special Committee or any other person or indicate that any given consideration constituted the only appropriate consideration for the Transaction.

Lazard’s opinion was one of many factors considered by the Special Committee. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the Special Committee with respect to the Offer Price or of whether the Special Committee would have been willing to recommend a different transaction or determine that an

Offer Price was fair. Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any of our shareholders, employees or creditors.

Projected Financial Information.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company also provided to the Board, the Special Committee and Lazard for use in connection with the rendering of its fairness opinion to the Special Committee and performing its related financial analysis, as described above under the heading “Opinion of the Special Committee’s Financial Advisor” in this Item 4 of this Schedule 14D-9, the Company management’s internal non-public three-year financial forecasts regarding the Company’s anticipated future operating performance (the “Projections”).

The Projections were prepared by the Company’s external manager, FIDAC, for internal use. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer, but is being included because the Projections were made available by the Company to the Board and used by Lazard in connection with the rendering of its fairness opinion to the Board and the Special Committee and performing its related financial analysis, as described under the heading “Opinion of the Special Committee’s Financial Advisor” in this Item 4 of this Schedule 14D-9.

The Projections while presented with numerical specificity necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Annaly or Acquisition, in the Merger Agreement or otherwise, concerning the Projections.

Certain of the projected financial information set forth herein, may be considered non-GAAP financial measures. The Company provided this information to the Board, the Special Committee and Lazard because the Company believed it could be useful in evaluating, on a prospective basis, the Company’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Projections, Company stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections:

Projected Financial Information
(dollars in thousands, except per share information)

	2013E	2014E	2015E
Interest income(1)	$91,506	$89,992	$88,479
Interest expense	(670)	(669)	(661)
Fee income	—	—	—
Leasing income	2,980	3,000	3,014
General and administrative expenses	(18,283)	(18,311)	(18,327)
Depreciation expense	(733)	(733)	(733)

Net Income	$74,799	$73,277	$71,771
Estimated tangible book value per share	$11.88	$11.79	$11.80
Taxable EPS	0.98	0.96	0.94
Dividend distribution	0.98	0.96	0.94
Dividend yield	7.2%	7.2%	7.2%
Shares outstanding	76,631	76,631	76,631

(1)	Net of servicing fees.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Lazard Frères & Co. LLC in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations—Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the grant of the percentage increase option pursuant to the Merger Agreement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Appraisal Rights.

The Company’s stockholders do not have appraisal rights in connection with the Offer and are not expected to have appraisal rights in connection with the Merger.

Anti-Takeover Statutes.

Maryland Business Combination Act.

The Merger Agreement provides, among other things, that the Board has declared advisable and approved the Offer and the Merger, subject to any required stockholder approval, and exempted during the term of the Merger Agreement the Offer and the Merger from the restrictions imposed by the Maryland Business Combination Act (“MBCA”).

The MBCA would otherwise apply to the Offer, the Merger or any other “business combination” (as defined in the MBCA) involving Annaly or Acquisition (and any of Annaly’s subsidiaries) and the Company. If the MBCA applied to the Merger, it could significantly delay Annaly’s or Acquisition’s (and any of Annaly’s subsidiaries’) ability to acquire the entire equity interest in the Company. The MBCA, in general, prevents an “interested stockholder” (generally, a stockholder beneficially owning 10% or more of a corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10% or more of the corporation’s outstanding voting stock at any time within the preceding two years) from engaging in a business combination (such as a merger or consolidation and certain other transactions) with a Maryland corporation for a period of five years following the most recent date on which such stockholder became an interested stockholder. A person is not an interested stockholder if the corporation’s board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving such a transaction, the board of directors of a corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors of the corporation.

After the five year period following the most recent date on which such stockholder became an interested stockholder, any business combination between the Maryland corporation and the interested stockholder must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the holders of common stock receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The approval of the board of directors may be altered or repealed at any time unless the resolution adopted by the board of directors is made irrevocable by its terms.

Other State Takeover Laws.

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer or the Merger, the Merger Agreement provides that the Company and the Board shall use their reasonable best efforts to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.

Maryland Control Share Acquisition Act.

The Maryland Control Share Acquisition Act (the “MCSAA”) provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors.

“Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. “Control shares” do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition”, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required under the MCSAA, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The MCSAA does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

The Company’s Bylaws provide that the MCSAA will not apply to any acquisition by any person of shares of stock of the Company. The Merger Agreement provides that, except as set forth in the Merger Agreement, the Company may not amend its Bylaws prior to the effective date of the Merger.

Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MGCL. If Acquisition holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), Acquisition will merge with and into the Company under the “short-form” merger provisions of the MGCL, without prior notice to, or any action by, any other stockholder of the Company. If Acquisition holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, as permitted under Maryland law, of stockholders of the Company holding a majority of the outstanding shares entitled to vote as a group or class on the Merger will be required under the MGCL to effect the Merger. After the purchase of the Shares by Acquisition pursuant to the Offer, Acquisition will own at least a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Percentage Increase Option.

Pursuant to the terms of the Merger Agreement, the Company has granted to Acquisition the option (the “percentage increase option”), if Acquisition acquires less than 90% of the Shares outstanding, to purchase from the Company, subject to certain limitations, the number of authorized and not outstanding Shares (the “percentage increase option shares”) equal to the number of additional Shares sufficient to cause Annaly and Acquisition to own the number of Shares necessary for Acquisition to be merged into the Company without a vote or consent of the Company’s stockholders, or at least 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the percentage increase option. The percentage increase option may be exercised by Acquisition no later than three business days after the date on which the Offer expires or the expiration of a subsequent offering period.

The purchase price for the percentage increase option shares will be paid by Acquisition as follows: either (i) in cash or (ii) by (1) Acquisition paying in cash an amount equal to not less than the aggregate par value of the shares of common stock as to which the percentage option increase is being exercised, and (2) Acquisition delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price of the shares being acquired through the exercise of the percentage increase option, or some combination thereof. Any such promissory note will be payable either in cash or through delivery of the percentage increase option shares to the Company, will otherwise be full recourse against Annaly and Acquisition, be due on the earlier of the tenth day after the Effective Date or one year from the date the promissory note is issued, bear interest at a rate of 100 basis points higher than the reported yield on the day before the percentage option increase is exercised on U.S. Treasury notes maturing 12 months after that day, but in no event lower than the lowest rate that will not result in imposition of imputed income to the Company for federal corporate income tax purposes. The Board has determined that such consideration for the percentage increase option shares is adequate.

If, following the Offer, with or without the exercise of the percentage increase option, Acquisition owns at least 90% of the issued and outstanding Shares, Annaly, Acquisition and the Company will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of holders of Shares in accordance with Section 3-106 of the MGCL.

This summary of the percentage increase option is qualified in its entirety by reference to the Merger Agreement.

Certain Litigation.

Between November 16, 2012 and February 7, 2013, six plaintiffs filed complaints variously against the Company, its directors, Annaly, FIDAC, and Acquisition in connection with the proposed Merger. Two of the complaints were filed in the Circuit Court for Montgomery County, Maryland, captioned Frederick v. Corcoran, et al. (Case No. 370685V, filed Nov. 16, 2012) (“Frederick”) and Louisiana Municipal Police Employees Retirement System v. CreXus Investment Corp., et al. (Case No. 373110V, filed Feb. 5, 2013) (“Louisiana Municipal Police”). Plaintiffs in the case Louisiana Municipal Police voluntarily dismissed their action on February 21, 2013. One complaint was brought in the Circuit Court for Baltimore City, Maryland, captioned Riley v. CreXus Investment Corp., et al. (Case No. 24C13000756, filed Feb. 7, 2013) (“Riley”). Three of the complaints were brought in New York Supreme Court, captioned Cremona v. CreXus Investment Corp, et al. (Case No. 653972/2012, filed Nov. 16, 2012) (“Cremona”); Sosnovich v. Corcoran, et al. (Case No. 654027/2012, filed Nov. 20, 2012) (“Sosnovich”); and Crowell v. Riordan, et al. (Case No. 650358/2013, filed Feb. 1, 2013) (“Crowell”). Each of the suits purports to be a securities class action, on behalf of the Company’s shareholders, alleging variously against the defendants breaches of fiduciary duties and/or aiding and abetting primary breaches of fiduciary duties to the Company and its shareholders in connection with the negotiation of the proposed Merger. In addition, two of the suits (Cremona and Riley) bring shareholder derivative claims purportedly on behalf of the Company. The suits seek, among other things, equitable relief that would enjoin the Merger, rescission of the Merger Agreement, as well as attorney’s fees and costs. Three of the suits also seek money damages (Frederick, Crowell, and Sosnovich).

The Maryland case Riley was transferred from the Circuit Court in Baltimore City, Maryland to the Circuit Court in Montgomery County, Maryland and consolidated with Frederick on February 28, 2013. A preliminary conference for those two consolidated cases has been scheduled for March 22, 2013.

The three actions pending in New York (Cremona, Sosnovich, and Crowell) were transferred to the Commercial Division in New York Supreme Court on March 8, 2013. Plaintiffs have filed various motions to consolidate and appoint lead counsel. Defendants have moved to dismiss or stay the three New York actions in favor of the Maryland action. A hearing on these pending motions, and a preliminary conference, are scheduled for April 3, 2013 in the New York Supreme Court.

Golden Parachute Compensation.

Background.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the Company’s named executive officers.

Kevin Riordan, Jeffrey Conti, Robert Karner, Robert Restrick and Daniel Wickey are the Company’s current named executive officers and there are no employment arrangements or outstanding equity awards between the Company and such officers that, under the terms of the Merger Agreement, would result in the payment of golden parachute compensation.

Aggregate Amounts of Potential Compensation.

The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from the Company if the Offer is consummated and, for certain payments and benefits (including the value of payments made with respect to the cash out of the stock options and warrants) upon the Effective Time.

For purposes of calculating such potential golden parachute compensation, we have assumed an Effective Time of April 16, 2013, including with respect to calculating the portion of equity awards subject to accelerated vesting.

Golden Parachute Compensation
	Cash ($)	Equity ($)	Perquisites/Benefits ($)	Total ($)
Kevin Riordan	$—	$—	$—	$—
Daniel Wickey	—	—	—	—
Robert Restrick	—	—	—	—
Robert Karner	—	—	—	—
Jeffrey Conti	—	—	—	—

The Company has no employees and is managed by FIDAC, and FIDAC is 100% owned by Annaly. As a result, the Company’s current management are all employees of FIDAC or Annaly.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Effective Time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Annaly and Acquisition. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.crexusinvestment.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
		Form	File Date	Exhibit or File No.
(a)(1)

Offer to Purchase, dated March 18, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by Annaly Capital Management, Inc. and CXS Acquisition Corporation on March 18, 2013 (the “Schedule TO”))

		Schedule TO	3/18/13	(a)(1)(i)

(a)(2)	Form of Letter of Transmittal (including Form W-9)	Schedule TO	3/18/13	(a)(1)(ii)

(a)(3)	Form of Notice of Guaranteed Delivery	Schedule TO	3/18/13	(a)(1)(iii)

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	3/18/13	(a)(1)(iv)

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	3/18/13	(a)(1)(v)

(a)(6)	Press Release issued by the Company, dated January 31, 2013	8-K	1/31/13	99.1

(a)(7)	Press Release issued by Annaly, dated January 31, 2013	8-K	1/31/13	99.1

(a)(8)	Opinion of Lazard Frères & Co. LLC, dated January 30, 2013 (included as Annex A to this Schedule 14D-9)				X

(a)(9)	Form of summary advertisement, published March 18, 2013 in The New York Times	Schedule TO	3/18/13	(a)(5)(D)

(e)(1)	Agreement and Plan of Merger, dated as of January 30, 2013 by and among the Company, Annaly and Acquisition	8-K	1/31/13	2.1

(e)(2)	Articles of Amendment and Restatement	S-11/A	9/14/09	3.1

(e)(3)	Amended and Restated Bylaws	10-Q	11/6/09	3.2

(e)(4)	Management Agreement	S-11/A	8/31/09	10.1

(e)(5)	Amendment No. 1 to Management Agreement	S-11/A	9/16/09	10.6

(e)(6)	Amendment No. 2 to Management Agreement	8-K	1/31/13	10.1

(e)(7)	Equity Incentive Plan*	S-8	9/30/09	10.3

(e)(8)	Form of Restricted Stock Award Agreement*	S-11/A	8/31/09	10.4

(e)(9)	Form of Stock Option Agreement*	S-11/A	8/31/09	10.5

*	Represents management contract or compensatory plan arrangements.

Annex A—Opinion of Lazard Frères & Co. LLC, dated January 30, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CREXUS INVESTMENT CORP.

Dated: March 18, 2013	By:	/s/ Kevin Riordan
	Name:	Kevin Riordan
	Title:	Chief Executive Officer and President

ANNEX A

January 30, 2013

The Special Committee of the Board of Directors
CreXus Investment Corp.
1211 Avenue of the Americas
New York, NY 10036

To the Special Committee:

We understand that CreXus Investment Corp., a Maryland corporation (the “Company”), Annaly Capital Management, Inc., a Maryland corporation (“Parent”), and CXS Acquisition Corporation, a Maryland corporation and wholly owned subsidiary of Parent (“Acquisition”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire Company (the “Transaction”). Pursuant to, and subject to the terms and conditions set forth in, the proposed Agreement, (x) Parent will cause Acquisition to commence a tender offer (the “Tender Offer“) to purchase all of the outstanding common stock of the Company, par value $0.01 per share (“Common Stock”), which Parent does not own at a price per share equal to (i) $13.00, plus (ii) an amount equal to the most recently declared quarterly dividend per share multiplied by the quotient obtained by dividing (x) the number of days between the record date for the most recently declared quarterly dividend and the day on which the Tender Offer expires (the “Expiration Date”) (including the Expiration Date), by (y) 91.25 ((i) and (ii) together, the “Consideration”), and (y) following the consummation of the Tender Offer, Acquisition will be merged with and into the Company (the “Merger”), and as a result of the Merger the remaining shares of Common Stock (other than shares of Common Stock held by Parent or Acquisition, or by any direct or indirect wholly owned subsidiary of either of them (the “Excluded Holders”) will be converted into the right to receive cash in an amount equal to the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Special Committee of the Board of Directors of the Company (the “Committee”) has requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Common Stock (other than Excluded Holders) of the Consideration to be paid to such holder in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated January 30, 2013, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

(iv)

Held discussions with members of the Committee and certain designated employees of Fixed Income Discount Advisory Company, the Company’s external advisor and manager and a wholly-owned subsidiary of Parent (“FIDAC”), who have been assigned by FIDAC to assist the Committee and its advisors, and who are required to conduct themselves in accordance with an information sharing protocol agreed to by the Company and Parent, with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business comparable to the business of the Company;

The Special Committee of the Board of Directors
CreXus Investment Corp.
January 30, 2013

(vii)	Reviewed historical stock prices and trading volumes of the Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Committee, that they have been reasonably prepared by FIDAC on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. Although we have reviewed the financial terms of certain business combinations involving companies in lines of business comparable to the business of the Company, we note that no such transaction occurred in the last five years and, as such, the analysis is of limited utility.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Common Stock may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor were we requested to consider, and our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Committee, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed with the consent of the Committee, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of the Committee, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Committee obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction (including, for the avoidance of doubt, employees of FIDAC), or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Committee in connection with the Transaction and will receive a fee for such services, a portion of which has been paid to Lazard as a retainer, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In 2010 we provided certain investment banking services to Parent for which we have received compensation. In addition, in the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity

The Special Committee of the Board of Directors
CreXus Investment Corp.
January 30, 2013

indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates may actively trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Committee (in its capacity as such) and our opinion is rendered to the Committee in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/s/ Alan F. Riffkin
Alan F. Riffkin Managing Director